Contact

www.linkedin.com/in/alexminicucci (LinkedIn)
www.berelentless.com (Company)

Top Skills

Social Media
Mobile Devices
Mobile Marketing

Languages

English (Native or Bilingual)
Spanish (Limited Working)

Publications

Leader in Disruptive and Mobile Marketing

Alex Minicucci

Buy-Grow-Sell SaaS Companies | C-Suite Network HERO Member | Recipient of INC5000 and Deloitte 500 | Featured in SUCCESS Magazine

San Luis Obispo, California, United States

Summary

Experience Matters.

After having taken my last privately held startup to the INC5000 list as the 66th fastest growing software company in the country, I discovered the fundamental flaw in tech company economics...

90% of tech companies fail because the founders are not operators. Yet investors supply these founders with capital expecting them to know how to spend it. Experience Matters.

The result: I have created a whole new approach to tech company development.

We call it “Venture Advisory”, where we provide infrastructure and advice to growth stage software companies in exchange for ownership. My “Mini Dream Team” of pros know how to build tech companies, eliminating much of the guesswork and risk, while letting the founders focus on building the best product possible for their clients.

The yield: a better product, more efficient use of capital, shorter time to market, fewer mistakes and higher likelihood of success.

The tech business is hard, but with the right people, tools and focus, the chance of success can swing dramatically in your favor.

Specialties:
- Mobile marketing strategies & technology
- Business plan development & forecasting
- Sales automation & conversion
- Customer retention strategies
- Web application development

- Public company experience

Accolades:
- Top 20 under 40
- Top 30 under 30
- INC5000 Fastest Growing Companies (#731)
- Featured in SUCCESS Magazine (CD interview)
- Deloitte's Fastest Growing Companies 2016 (#185)

Full time single-father of my two beautiful and funny daughters.
I enjoy meditation, playing pool, throwing dice, a little golf, good tequila and traveling.

Experience

Relentless Management Group
Founder / CEO
February 2017 - Present (8 years 4 months)
San Luis Obispo, California

RELENTLESS specializes in the acquisition, growth and strategic sale of SaaS companies with ARR less than $10M/yr.

If you have a company your wish to sell, or looking to buy something of strategic value to your existing organization, please contact us.

The Hero Club
Member
February 2019 - Present (6 years 4 months)

Guided by a servant mentality, I believe in giving back - to people, causes, and organizations. As a Hero Club member, I am committed to sharing my success and wealth with stakeholders and employees in order to improve our communities for the common good.

Cal Poly Center for Innovation & Entrepreneurship
Founders Circle Member
January 2013 - Present (12 years 5 months)

Supporting entrepreneurship in San Luis Obispo, Ca.

The C-Suite Network
Advisor

February 2019 - Present (6 years 4 months)

I enjoying leveraging my experiences to help entrepreneurs succeed.

SpendSmart Networks (OTC: SSPC)

CEO

February 2014 - February 2017 (3 years 1 month)

SpendSmart Networks Inc. (OTC:SSPC)

SpendSmart Networks, Inc. (previously known as SMS Masterminds), provided proprietary loyalty systems and a suite of digital engagement and marketing services to merchants. We delivered and managed loyalty platforms, such as merchant-funded rewards, loyalty rewards tablets/kiosks, and proprietary rewards management systems. We also offered mobile marketing technology, which included text and email messaging, customer analytics, propensity marketing, and a patent-pending automated engagement and drip marketing engine. We delivered and managed enterprise-level loyalty and mobile marketing consulting with monthly hands-on reviews by our Certified Masterminds, creating and optimizing campaigns, and localized support. In addition, we delivered and managed proprietary mobile-responsive website building platform(s), which included software that let resellers and merchants create and administer their own websites, run audits of existing merchant websites, and integrate social media streams and consumer reviews into their websites.

SMS Masterminds

CEO / Founder

November 2008 - February 2014 (5 years 4 months)

Founded, with my personal dollars, no investment or partners, an innovative service combining Text Message Marketing and Loyalty Rewards Tablets to give small business owners an affordable let lucrative way to connect with their customers.

We went from two people in a tiny one-room office to an INC Magazine 5000 company in just four short years. This eventually led to the successful acquisition of SMS Masterminds in 2014 by SpendSmart Payments Company, a Des Moines-based prepaid payments provider.

Lead company growth to a 70+ person team who built and marketed a digital mobile marketing SaaS platform that served nearly 10 million subscribers, processed over 7 million text messages a month, and transacted over $8M in annual billings.

Accomplishments
• Grew from an idea to $5MM run-rate in 6 years
• Achieved profitability in our first year
• Developed, planned, and implemented a national conference for our reseller network, improving buy-in to our systems and client acquisition model
• Achieved #731 on Inc Magazine's 5000 list, the first year we were eligible, with 629% revenue growth over 3 years
• Participated in transaction to merge with a public company and take SMS Masterminds through IPO
• Planned and implemented development of a new product offering that delivers mobile-responsive web, reputation management, review generation, and social media integration. This generated $1.5MM in additional revenue over the following year See less

TechXpress, inc.
Chief Operating Officer
January 2006 - October 2008 (2 years 10 months)

Responsible for the day-to-day operations of TechXpress, a full service IT Services company employing almost 40 people on the beautiful central coast of California.

Was brought in to help a struggling but foundationally strong company turn around and get profitable within months. Added a 'managed IT services' division, refocusing on B2B services.

Bay Area News Group
Director of Operations
2005 - 2006 (1 year)

After selling a company to them, and spending some time integrating that company with their core operations, I was offered the opportunity to work within the primary organization in an operational role. Worked to create collaboration between print and digital media services, offering a unique value proposition to local advertisers.

SiBi - See It Buy It
President/COO
June 2003 - September 2005 (2 years 4 months)

After selling my company to MNG, I served as President of Seeitbuyit for approx 2 years. During that time, I worked closely with ANG Newspapers in

an "unofficial" operations role, as well as liaison for Seeitbuyit to other MNG properties.

USA Virtual Tours
CEO/Founder
1999 - 2003 (4 years)

Founded USA Virtual Tours to provide internet based marketing services to Realtors. Within 24 months we had photographers in 13 states and shot over 15,000 homes.

TooPhat.com
CEO/Founder
January 1998 - January 1999 (1 year 1 month)
San Luis Obispo, California, United States

Full service web development firm.

City-Beat Directories
CEO/Founder
January 1997 - January 1998 (1 year 1 month)
San Luis Obispo, California, United States

Early web venture - online directory to catalogue and organize businesses in San Luis Obispo Country.

Education

California Polytechnic State University-San Luis Obispo
Mechanical Engineering · (1996 - 1998)

California Polytechnic State University-San Luis Obispo
Business Administration and Management, General · (1996 - 1997)